UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Fifth Amended and Restated New 2022 Share Incentive Plan

On June 3, 2026, we amended and restated our previously adopted Fourth Amended and Restated New 2022 Share Incentive Plan, to expand the number of Class A ordinary shares available for grant of awards. The amendment was approved by the board of directors and takes effects on June 3, 2026. Upon the amendment, the maximum total number of Class A ordinary shares underlying all awards, whether granted or available to be granted, under the plan becomes 4,629,191,266 (from 1,144,726,605 immediately prior to the amendment) and will be increased on the first day of each fiscal year from January 1, 2027 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise determined by our board of directors. No other substantive amendment to the plan was made.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fifth Amended and Restated New 2022 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: June 5, 2026

3